SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Milestone Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59935V107
(CUSIP Number)

December 31, 2019
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59935V107

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) Domain Partners VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 1,873,105 shares of Common Stock *
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,873,105 shares of Common Stock *
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,105 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 7.6% **
12)	Type of Reporting Person PN

* As of December 31, 2019
** Based on 24,493,242 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 13, 2019

CUSIP No. 59935V107

Schedule 13G

Item 1(a)	Name of Issuer: Milestone Pharmaceuticals Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1111 Dr. Frederik-Philips Boulevard, Suite 420 Montreal, Quebec, Canada H4M2X6

Item 2(a)	Name of Person Filing: This statement is being filed by Domain Partners VIII, L.P., a Delaware limited partnership ( the “Reporting Person”).

Item 2(b)	Address of Principal Business Office: 202 Carnegie Center, Suite 104, Princeton, NJ 08540

Item 2(c)	Place of Organization: Delaware

Item 2(d)	Title of Class of Securities: Common Stock, no par value.

Item 2(e)	CUSIP Number: 59935V107

Item 3	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b): Not applicable.

Item 4	Ownership.

(a) through (c): The information requested in these paragraphs is incorporated herein by reference to the cover page to this Schedule 13G.

CUSIP No. 59935V107

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certification: Not applicable.

CUSIP No. 59935V107

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2020

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact